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07022228

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Goldcliff Resource Corp

*CURRENT ADDRESS

PROCESSED

APR 16 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 02748

FISCAL YEAR 10-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT: 4/5/07

0 82-02248

AA/S
10-31-06

RECEIVED

GOLDCLIFF RESOURCE CORPORATION
6976 Laburnum Street
Vancouver, B.C. V6P 5M9, Canada

Tel. No. (604) 261-7477 • Fax No.: (604) 261-8994
E-mail: info@goldcliff.ca • Website: www.goldcliff.com

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of **Goldcliff Resource Corporation** (the "Company") will be held at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, on **Thursday, April 13, 2007** at **10:00 a.m.** (local time) to transact the usual business of an Annual General Meeting and for the following purposes:

1. To receive the report of the directors.

2. To receive and consider the audited financial statements of the Company for the fiscal period ended October 31, 2006, including the accompanying notes and the auditor's report, and the annual Management Discussion and Analysis.

3. To appoint an auditor for the Company to hold office until the close of the next Annual General Meeting.

4. To authorize the directors to fix the remuneration to be paid to the auditor of the Company.

5. To elect directors to hold office until the close of the next Annual General Meeting.

6. To consider, and if thought fit, to approve, with or without amendment, an ordinary resolution, whereunder the Company's Incentive Stock Option Plan be amended such that the maximum number of shares that may be the subject of options at any given time be increased from 5,570,000 to 7,273,494 shares.

7. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The audited financial statements of the Company including the accompanying notes and auditor's report for the financial year ended October 31, 2006 accompany this Notice.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to **April 13, 2007** being the date of the Meeting, and at the Meeting.

The directors of the Company fixed the close of business on **March 9, 2007** as the record date for determining holders of common shares who are entitled to vote at the Meeting.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Vancouver, B.C. this 9th day of March, 2007.

BY ORDER OF THE BOARD
Goldcliff Resource Corporation

"Leonard W. Saleken"

Leonard W. Saleken, President

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;

(c) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Set forth below are details of material transactions in which "informed persons" have an interest:

Private Placement Transaction

In June, 2006, certain investors purchased 2,475,500 shares of the Company on a flow-through basis (the "FT Shares") at a price of $0.30 per FT Share for gross proceeds of $742,650 and 2,180,000 units at a price of $0.25 per unit for gross proceeds of $454,000. Each unit consisted of one common share and half of a share purchase warrant entitling the holder purchase an additional common share at a price of $0.35 per share for twelve months from June 28, 2006. 325,885 brokers warrants were also issued in connection with the private placement. The brokers warrants have the same terms as the share purchase warrants attached to the units.

MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by a person other than a director or executive officer of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

obtained for any reduction in the exercise price of options granted to persons who are insiders of the Company at the time of the proposed amendment.

See the sub-section captioned "Amendment to Incentive Stock Option Plan".

Amendment to Incentive Stock Option Plan

As set forth above, management of the Company wishes to increase the number of shares that may be subject to options under the Existing Plan.

At the Meeting, the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend the shareholders approve, a resolution whereunder paragraph 4.02 of the Existing Plan be amended to provide that the number of common shares of the Company that have been allocated and reserved for use in the Company's Incentive Stock Option Plan (the "Amended Plan") be increased from 5,570,000 shares to 7,273,494 shares. The Amended Plan is attached hereto as Schedule "B".

All outstanding incentive stock options will automatically be subject to the terms and conditions of the Amended Plan.

INSIDERS TO WHOM SHARES MAY BE ISSUED UNDER THE PLAN, AND THEIR RESPECTIVE ASSOCIATES AND AFFILIATES, WILL ABSTAIN FROM VOTING ON THE FOREGOING RESOLUTION. THE APPROVAL OF A MAJORITY OF DISINTERESTED MEMBERS OF THE COMPANY IS THEREFORE SOUGHT.

As a result, at the Meeting, the votes attaching to the 8,368,767shares held by insiders and their associates will not be counted.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers, employees, former executive officers, directors and employees of the Company or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to the Company (other than routine indebtedness) in excess of $50,000 at any time for any reason whatsoever, including the purchase of securities of the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no informed person of the Company, any proposed director of the Company or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company. The term "informed person" as defined in National Instrument 51-102, Continuous Disclosure Obligations, means

(a) a director or executive officer of a reporting issuer;

(3) Securities beneficially owned by directors is based on information furnished to the Company by the nominees.

(4) Member of Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

Reference is made to Schedule "A" attached hereto and forming a part hereof.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,995,000	.1497	2,795,000
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,995,000		2,795,000

INCENTIVE STOCK OPTION PLAN

Summary of General Requirements

The Company has an Incentive Stock Option Plan (the "Existing Plan") which complies with the rules set forth for such plans by the TSX Venture Exchange (the "Exchange"). However, management wishes to increase the number of shares that may be subject to options under the Existing Plan from 5,570,000 to 7,273,494. The Existing Plan provides for the issuance of options to directors, officers and employees of the Company and its subsidiaries to purchase common shares of the Company. The stock options may be issued at the discretion of the Board of Directors and may be exercisable during a period not exceeding five years. Stock options granted under the Existing Plan will vest in equal quarterly tranches over a period of not less than 18 months. The exercise price will not be lower than the "market price" of the Shares on the Exchange at the time of grant. In the context of the Existing Plan, "market price" means the last closing price of the Company's shares on the day immediately preceding the date on which the directors grant and publicly announce the options and will not otherwise be less than $0.10 per share. A four-month hold period on all shares issued pursuant to stock options is imposed by the Exchange from the date of grant. Disinterested shareholder approval will be

purchased the Shares. More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees of administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")), of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as "NOBOs". Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as "OBOs".

In accordance with the requirements of National Policy 54-101, *Communication with Beneficial Owners of Securities of a Reporting Issuer*, of the Canadian Securities Administrators, the Company has elected to send the notice of meeting, this information circular and proxy (collectively the "Meeting Materials") directly to the NOBOs, and indirectly through Intermediaries to the OBOs.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to Non-Registered Holders who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a "VIF"). This form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder. VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting. **Non-Registered Holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.**

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors:

The persons named in the accompanying Form of Proxy are nominees of the Company's management. **A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the meeting may do so either by:**

(a) STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b) BY COMPLETING ANOTHER PROPER FORM OF PROXY.

The completed proxy must be deposited at the office of Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing delivered to the office of Pacific Corporate Trust Company, Corporate Trust Department, or to the registered office of the Company, 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting or any adjournment thereof, or in any other manner provided by law.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which they

GOLDCLIFF RESOURCE CORPORATION

6976 Laburnum Street
Vancouver, B.C. V6P 5M9, Canada

MANAGEMENT INFORMATION CIRCULAR

As at March 9, 2007
unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Goldcliff Resource Corporation (the "Company"), at the time and place and for the purposes set forth in the Notice of Meeting.

Note: The term "shareholder" as defined in the *Business Corporations Act* S.B.C. 2002, c.57 (the "Act"), except in section 385, means a person whose name is entered in a securities register of a company as a registered owner of a share of the company or, until such an entry is made for the company:

(a) in the case of a company incorporated before the coming into force of the Act, a subscriber, or

(b) in the case of a company incorporated under the Act, an incorporator.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost. The cost of this solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the proxyholder for the shareholder (the "Registered Shareholder"). The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "Management Proxyholders").

A Registered Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Registered Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Registered Shareholder.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

The Company's Board of Directors is currently comprised of four directors, Leonard W. Saleken, Edwin R. Rockel, Paul F. Saxton and George W. Sanders, of which two members, Paul F. Saxton and George W. Sanders, are independent as defined in National Instrument 58-101 – *Disclosure of Corporate Governance Practices* ("NI 58-101") and Multilateral Instrument 52-110 – *Audit Committees* ("MI 52-110"). Leonard W. Saleken is not independent by virtue of his being an executive officer of the Company as defined in MI 52-110. Edwin R. Rockel is not independent by virtue of his providing consulting services to the Company.

Directorships

The following directors of the Company are presently directors of any other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions:

Director	Other Reporting Issuers
Paul Saxton	Pinnacle Mines Ltd. Lincoln Gold Corp. Uranerz Energy Corp.
George Sanders	Bitterroot Resources Ltd. SilverCrest Mines Inc.
Len Saleken	HT1 Ventures Corp.

Orientation and Continuing Education

The Company does not have a formal orientation and continuing education program. However, the Company ensures that new board members are properly trained and oriented as part of the Board of Directors' overall stewardship responsibility. The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company. The Board discharges the following responsibilities as part of its overall stewardship responsibility:

- the strategic planning process of the Company;
- identification and management of the principal risks associates with the business of the Company;
- planning for succession of management;
- the Company's policies regarding communications with its shareholders and others; and
- the integrity of the internal controls and management information systems of the Company.

Ethical Business Conduct

The directors of the Company encourage and promote a culture of ethical business conduct through communication and supervision as part of their overall stewardship responsibility.

Nomination of Directors

There is no formal procedure for the nomination of directors of the Company. However, the Board of Directors considers potential future members as part of its succession planning.

Compensation

No formal procedure is followed with respect to the determination of the compensation paid to the CEO. The directors receive no compensation for acting as directors. An *ad hoc* compensation committee is established if and when the compensation of the CEO is reviewed, and the review is conducted in the context of the services of the CEO and in the context of market rates for persons of similar qualifications performing similar services.

Other Board Committees

The Board of Directors has formally appointed only an Audit Committee and has no other committees in place at this time.

Assessments

The Board of Directors of the Company does not conduct any formal evaluation of the performance and effectiveness of the members of the Board, the Board as a whole or any committee of the Board.

AUDIT COMMITTEE

Audit Committee Charter

The Audit Committee of the Board of Directors of the Company operates under a written charter that sets out its responsibilities and composition requirements. The text of the Audit Committee charter is attached as Schedule "C" to this Information Circular.

Composition of the Audit Committee

As of the date of hereof, the members of the Audit Committee are Leonard W. Saleken, Paul F. Saxton and George W. Sanders. Messrs. Saxton and Sanders are "independent", within the meaning set out in MI 52-110, while Mr. Saleken is not independent. All of the members of the Audit Committee are financially literate, within the meaning set out in MI 52-110.

Relevant Education and Experience

Leonard W. Saleken is a self-employed businessman with more than 35 years of mining experience.

Paul F. Saxton holds a Masters of Business Administration from the University of Western Ontario and has more than 34 years of mining experience.

George W. Sanders in a mining entrepreneur with over 25 years experience in mining and exploration finance and spent over 15 years as an investment advisor and precious metals specialist.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year, has a recommendation of the audit committee to nominate or compensate an external auditor not been adopted by the board of directors.

Reliance on Certain Exemptions

Since the effective date of MI 52-110, the Company has not relied on either of the exemptions contained in section 2.4. *De Minimis Non-audit Services*, or section 8, *Exemptions*. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve al non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company's Board of Directors and, where applicable, by the audit committee, on a case-by-case basis.

External Auditor's Fees

Set forth below are details of certain service fees paid to the Company's external auditor in each of the last two fiscal years:

Financial Year End	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
October 31, 2005	$20,000	Nil	Nil	Nil
October 31, 2006	$25,000	Nil	Nil	Nil

Exemption

The Company is entitled to rely on the exemption in section 6.1 of MI 52-110 with respect to compliance with the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

ADDITIONAL INFORMATION

Additional information concerning the Company is available on SEDAR at www.sedar.com. Financial information concerning the Company is provided in the Company's comparative financial statements and Management's Discussion and Analysis for the financial year ended October 31, 2006.

Shareholders wishing to obtain a copy of the Company's financial statements and Management's Discussion and Analysis may contact the Company as follows:

GOLDCLIFF RESOURCE CORPORATION
6976 Laburnum Street
Vancouver, B.C. V6P 5M9, Canada

BOARD APPROVAL

The contents of this Information Circular, including the schedules thereto, and the sending thereof to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of the Company and to the appropriate governmental agencies, have been approved in substance by the directors of the Company pursuant to resolutions passed as of February 16, 2007.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD
Goldcliff Resource Corporation

"Leonard W. Saleken"

Leonard W. Saleken, President

Schedule "A" to the Information Circular of Goldcliff Resource Corporation (the "Company")

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a) "Chief Executive Officer" or "CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b) "Chief Financial Officer" or "CFO" means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c) "long-term incentive plan" or "LTIP" means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale;

(d) "measurement period" means the period beginning at the "measurement point" which is established by the market close on the last trading day before the beginning of the Company's fifth preceding financial year, through and including the end of the company's most recently completed financial year. If the class or series of securities has been publicly traded for a shorter period of time, the period covered by the comparison may correspond to that time period;

(e) "Named Executive Officers" or "NEOs" means the following individuals:

   (i) each CEO;

   (ii) each CFO;

   (iii) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

   (iv) any additional individuals for whom disclosure would have been provided under (iii) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year end.

(f) "normal retirement age" means normal retirement age as defined in a pension plan or, if not defined, the earliest time at which a plan participant may retire without any benefit reduction due to age;

(g) "options" includes all options, share purchase warrants and rights granted by a company or its subsidiaries as compensation for employment services or office. An extension of an option or replacement grant is a grant of a new option. Also, options includes any grants made to an NEO by a third party or a non-subsidiary affiliate of the Company in respect of services to the Company or a subsidiary of the Company.

(h) "plan" includes, but is not limited to, any arrangement, whether or not set forth in any formal document and whether or not applicable to only one individual, under which cash, securities, options, SARs, phantom stock, warrants, convertible securities, shares or units that are subject to restriction on resale, performance units and performance shares, or similar instruments may be received or purchased. It excludes the Canada Pension Plan, similar government plans and group life, health, hospitalization, medical reimbursement and relocation plans that are available generally to all salaried employees (for example, does not discriminate in scope, terms or operation in favour of executive officers or directors);

(i) "replacement grant" means the grant of an option or SAR reasonably related to any prior or potential cancellation of an option or SAR;

(j) "repricing" of an option or SAR means the adjustment or amendment of the exercise of base price of a previously awarded option or SAR. Any repricing occurring through the operation of a formula or mechanism in, or applicable to, the previously awarded option or SAR equally affecting all holders of the class of securities underlying the option or SAR is excluded; and

(k) "stock appreciation right" or "SAR" means a right, granted by the Company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of public traded securities.

Executive Compensation

During the fiscal year ended October 31, 2006, the Company had two Named Executive Officers (for the purposes of applicable securities legislation), namely:

(a) Leonard W. Saleken, the President and Chief Executive Officer;

(b) Edwin R. Rockel, Chief Financial Officer

The following table sets forth, for the periods indicated, the compensation of the Named Executive Officers.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
NEO Name and Principal Position	Year[1]	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs granted (#)	Shares or Units subject to Resale Restrictions ($)	LTIP payouts ($)	All Other Compen-sation ($)
Leonard W. Saleken, President and CEO	2004 2005 2006	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	210,000 Nil 290,000	Nil Nil Nil	Nil Nil Nil	$151,430 [2] $143,159 [3] $188,580[4]
Edwin R. Rockel CFO	2004 2005 2006	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	280,000 Nil 145,000	Nil Nil Nil	Nil Nil Nil	$35,814 [5] $34,475 [5] $36,750[5]

NOTES:

(1) November 1 to October 31.

(2) Paid to a non-reporting company controlled by Mr. Saleken with respect to geological services rendered to the Company. Of this, $137,618 was paid to a corporation controlled by Mr. Saleken with respect to geological services rendered and $13,812 was paid to a corporation controlled by Mr. Saleken with respect to management fees.

(3) Paid to a non reporting company controlled by Mr. Saleken with respect to geological services rendered to the Company. Of this, $132,849 was paid to a corporation controlled by Mr. Saleken with respect to geological services rendered and $10,310 was paid to a corporation controlled by Mr. Saleken with respect to management fees.

(4) Paid to a non reporting company controlled by Mr. Saleken with respect to geological services rendered to the Company. Of this, $178,666 was paid to a corporation controlled by Mr. Saleken with

respect to geological services rendered and $9,841 was paid to a corporation controlled by Mr. Saleken with respect to management fees

(5) Paid to a non-reporting company controlled by Edwin R. Rockel.

Options and Stock Appreciation Rights ("SARs")

The following table sets forth details of incentive stock options granted to each of the Named Executive Officers during the most recently completed financial year (November 1, 2005 to October 31, 2006) (the "Financial Period"):

NEO Name	Securities under Options/SARs granted (#)	Percent of Total Options/SARs granted in Financial Period(1)	Exercise or Base Price ($/Security)	Market Value of Securities underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Edwin Rockel	145,000	15.77	$0.23	$0.23	July 6/11
Leonard Saleken	290,000	31.53	$0.23	$0.23	July 6/11
George Sanders	100,000	10.87	$0.23	$0.23	July 6/11
Paui Saxton	100,000	10.87	$0.23	$0.23	July 6/11

(1) Reflected as a percentage of the total number of options granted (769,620) to purchase common shares during the Financial Period.

The following table sets forth details of incentive stock options exercised by the Named Executive Officers during the Financial Period and the financial year-end value of unexercised options:

NEO Name	Securities Acquired on Exercise	Aggregate Value Realized ($)[2]	Unexercised Options/SARs at October 31, 2006 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-money[1] Options/SARs at October 31, 2006 ($) Exercisable/ Unexercisable
Edwin Rockel	45,000	$8,325	427,500/72,500	$37,225/$nil
Leonard Saleken	190,000	$35,150	166,000/145,000/	$nil/$nil
George Sanders	Nil	Nil	450,000/50,000	$37,750/$nil
Paul Saxton	Nil	Nil	450,000/50,000	$41,125/$nil

1 "In-the-money" means the excess of the market value of the common shares of the Company on October 31, 2006 ($0.21) over the base price of the options.

2 "Aggregate Value Realized" means the excess of the market value at exercise over the exercise price at the date of exercise.

Pension Plan

The Company does not have a pension plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no employment contract between the Company or any of its subsidiaries and a Named Executive Officer. There is no compensatory plan or arrangement, including payments to be received from the Company or any of its subsidiaries, with respect to the Named Executive Officers.

Compensation of Directors

During the Financial Period, no compensation was paid to the directors of the Company for their services:

(a) in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or

(b) as consultants or experts

except as set forth below and as otherwise herein disclosed.

The Company has no pension plan or other arrangement for non-cash compensation to the Other Directors, except incentive stock options. The Other Directors, as a group, exercised no incentive stock options to purchase common shares of the Company during the Financial Period.

Schedule "B" to the Information Circular of
Goldcliff Resource Corporation (the "Company")

AMENDED PLAN

GOLDCLIFF RESOURCE CORPORATION

(Tier 2 Issuer, Fixed Number, 20%)

INCENTIVE STOCK OPTION PLAN

(as approved by the disinterested shareholders of the Company at an Annual General Meeting to be held on April 13, 2007)

1. Purpose

1.01 The purpose of the Incentive Stock Option Plan (the "**Plan**") is to promote the profitability and growth of **Goldcliff Resource Corporation** (the "**Company**") by facilitating the efforts of the Company to obtain and retain key individuals. The Plan provides an incentive for and encourages ownership of the Company's shares by its key individuals so that they may increase their stake in the Company and benefit from increases in the value of the Company's shares.

2. Administration

2.01 The Plan will be administered by a committee (the "**Committee**") of the Company's Board of Directors (the "**Board**").

2.02 The Committee will be authorized, subject to the provisions of the Plan, to adopt such rules and regulations as it deems consistent with the Plan's provisions and, in its sole discretion, to designate options ("**Options**") to purchase shares of the Company pursuant to the Plan. The Committee may authorize one or more individuals of the Company to execute, deliver and receive documents on behalf of the Committee.

3. Eligibility

3.01 Each person (an "**Optionee**") who is a "Consultant", a "Director", an "Employee" or a "Management Company Employee" in relation to the Company (as those terms are defined in Policy 4.4, "Incentive Stock Options", of the TSX Venture Exchange (the "**Exchange**") is eligible to be granted one or more Options.

3.02 Nothing in the Plan or in any Option shall confer any right on any individual to continue in the employ of or association with the Company or will interfere in any way with the right of the Company to terminate at any time the employment of a person who is an Optionee.

3.03 The Committee may from time to time at its discretion, subject to the provisions of the Plan, determine those eligible individuals to whom Options will be granted, the number of Shares subject to such Options, the dates on which such Options are to be granted and the term of such Options.

3.04 The Committee may, at its discretion, with respect to any Option, impose additional terms and conditions which are more restrictive on the Optionee than those provided for in the Plan.

4. General Provisions

4.01 The shares to be optioned under the Plan will be authorized but unissued Common Shares without par value ("**Shares**") of the Company.

4.02 At no time will more than **7,273,494** Shares (inclusive of any options outstanding at the time of implementation of the Plan) be under option pursuant to the Plan.

4.03 Shares subject to but not issued or delivered under an Option which expires or terminates shall again be available for option under the Plan.

4.04 The number of Shares under option to any one individual in any 12-month period shall not exceed 5% of the issued and outstanding common share capital of the Company, as calculated on the date that the Option is granted.

4.05 The number of Shares under Option to any one Consultant or any one Consultant Company in any 12 month period shall not exceed 2% of the issued and outstanding common share capital of the Company, as calculated on that the date that the Option is granted.

4.06 The number of Shares under Option to Employees conducting Investor Relations Activities (as defined in the applicable policies of the Exchange) in any 12 month period shall not exceed an aggregate of 2% of the issued and outstanding common share capital of the Company, as calculated on the date that the Option is granted.

4.07 The number of Shares under Option to Consultants conducting Investor Relations Activities must vest in stages over a 12 month period, with no more than 25% of the Shares vesting in any three month period. Trading of the aforesaid Shares will be monitored by the Company's Board of Directors.

4.08 Each Option will be evidenced by:

(a) a written agreement between, and executed by, the Company and the individual containing terms and conditions established by the Committee with respect to such Option and which will be consistent with the provisions of the Plan; or

(b) a certificate executed by the Company and delivered to the Optionee setting out the material terms of the Option, with a copy of this Plan attached thereto.

4.09 An Option may not be assigned or transferred. During the lifetime of an Optionee, the Option may be exercised only by the Optionee.

5. Term of Option

5.01 The maximum term of any Option, for so long as the Company is a Tier 2 issuer, will be five years.

5.02 An Option granted to a person who is a Director, Employee, Consultant or Management Company Employee shall terminate no longer than 90 days after such person ceases to be in at least one of those categories.

5.03 An Option granted to a person who is engaged in Investor Relations Activities shall terminate no longer than 30 days after such person ceases to be employed to provide Investor Relations Activities.

5.04 The Company shall be under no obligation to give an Optionee notice of termination of an Option.

5.05 A change of employment shall not be considered a termination so long as the Optionee continues to be employed by the Company.

6. Option Price

6.01 The price per Share at which Shares may be purchased upon the exercise of an Option (the **"Option Price"**) must not be less than the **"Discounted Market Price"** (as defined in the policies of the Exchange, provided that the Option Price shall not be less that $0.10 per Share.

6.02 The Option Price must be paid in full at the time of exercise of the Option and no Shares will be issued and delivered until full payment is made.

6.03 An Optionee will not be deemed the holder of any Shares subject to his Option until the Shares are delivered to him.

7. Death

7.01 Notwithstanding any other provision of this Plan, if any Optionee shall die holding an Option which has not been fully exercised, his personal representative, heirs or legatees may, at any time within one year after the date of such death (notwithstanding the normal expiry date of the Option under the provisions of Section 5 hereof) exercise the Option with respect to the unexercised balance of the Shares subject to the Option.

8. Changes in Shares

8.01 In the event the authorized common share capital of the Company as constituted on the date that this Plan comes into effect is consolidated into a lesser number of Shares or subdivided into a greater number of Shares, the number of Shares for which Options are outstanding will be decreased or increased proportionately as the case may be and the Option Price will be adjusted accordingly and the Optionees will have the benefit of any stock dividend declared during the period within which the said Optionee held his Option. Should the Company amalgamate or merge with any other company or companies (the right to do so being hereby expressly reserved) whether by way of arrangement, sale of assets and undertakings or otherwise, then and in each such case the number of shares of the resulting corporation to which an Option relates will be determined as if the Option had been fully exercised prior to the effective date of the amalgamation or merger and the Option Price will be correspondingly increased or decreased, as applicable.

9. Cancellation of Options

9.01 The Committee may, with the consent of the Optionee, cancel an existing Option, in accordance with the policies of the Exchange.

10. Amendment or Discontinuance

10.01 The Board may alter, suspend or discontinue the Plan, but may not, without the approval of the shareholders of the Company, make any alteration which would:

(a) increase the aggregate number of Shares subject to Option under the Plan except as provided in Section 8; or

(b) decrease the Option Price except as provided in Section 8. Notwithstanding the foregoing, the terms of an existing Option may not be altered, suspended or discontinued without the consent in writing of the Optionee.

11. Disinterested Shareholder Approval

11.01 The Plan has been approved by the disinterested shareholders of the Company and therefore the number of shares under option to Insiders within any 12-month period may exceed 10% of the outstanding common share capital of the Company.

11.02 The approval of the disinterested shareholders of the Company must be obtained for the reduction in the exercise price per share of options previously granted to Insiders.

12. Interpretation

12.01 The Plan will be construed according to the laws of the Province of British Columbia.

13. Liability

13.01 No member of the Committee or any director, officer or employee of the Company will be personally liable for any act taken or omitted in good faith in connection with the Plan.

14. Vesting

14.01 For so long as the Company is classified by the Exchange as a Tier 2 Company, Options granted under the Plan shall not become fully vested in the Optionee immediately. The Committee shall determine a periodic vesting schedule which will provide for the vesting of equal tranches of the option over a period of not less than 18 months.

15. Hold Period

15.01 A four-month hold period on all stock options is imposed by the Exchange from the date of grant.

16. Re-Classification to Tier 1

16.01 In the event that the Company is re-classified by the Exchange as a Tier 1 company:

(a) the Company may grant options without an Exchange hold period if the exercise price thereof is not less than the Market Price;

(b) any one optionee may hold one or more options to acquire more than 5% of the issued share capital of the Company, PROVIDED disinterested shareholder approval is obtained;

(c) the maximum term of an Option shall be 10 years; and

(d) subparagraphs 5.02 and 5.03 shall not apply.

Schedule "A" to
EMPLOYEE INCENTIVE STOCK OPTION PLAN
of Goldcliff Resource Corporation

Vesting Schedule

(a) commencing on the Date of Grant not more than 25% of the Option Shares;

(b) commencing six months after the Date of Grant not more than 50% of the Option Shares;

(c) commencing 12 months after the Date of Grant not more than 75% of the Option Shares; and

(d) commencing 18 months after the Date of Grant, 100% of the Option Shares

Schedule "C" to the Information Circular of
Goldcliff Resource Corporation (the "Company")

CHARTER OF THE AUDIT COMMITTEE

Purpose

The purpose of the Audit Committee (the "Committee") is to act as the representative of the Board of Directors in carrying out its oversight responsibilities relating to:

- The audit process;
- The financial accounting and reporting process to shareholders and regulatory bodies; and
- The system of internal financial controls.

Composition

The Committee shall consist of three Directors, the majority of whom are "independent" within the meaning of Multilateral Instrument 52-110, *Audit Committees,* for so long as the Company is a "venture issuer", as defined therein. The Committee shall be appointed annually by the Board of Directors immediately following the Annual General Meeting of the Company. Each member of the Committee shall be financially literate, meaning that he must be able to read and understand financial statements. One member of the Committee must have accounting and financial expertise, meaning that he possesses financial or accounting credentials or has experience in finance or accounting.

Duties

The Committee's duty is to monitor and oversee the operations of Management and the external auditor. Management is responsible for establishing and following the internal controls, financial reporting processes and for compliance with applicable laws and policies. The external auditor is responsible for performing an independent audit of the Company's financial statements in accordance with generally accepted auditing standards, and for issuing its report on the statements. The Committee should review and evaluate this Charter on an annual basis.

The specific duties of the Committee are as follows:

- Management Oversight:
    - Review and evaluate the Company's processes for identifying, analyzing and managing financial risks that may prevent the Company from achieving its objectives;

- Review and evaluate the Company's internal controls, as established by Management;
- Review and evaluate the status and adequacy of internal information systems and security;
- Meet with the external auditor at least one a year in the absence of Management;
- Request the external auditor's assessment of the Company's financial and accounting personnel; and
- Review and evaluate the Company's banking arrangements.

- External Auditor Oversight
    - Review and evaluate the external auditor's process for identifying and responding to key audit and internal control risks;
    - Review the scope and approach of the annual audit;
    - Inform the external auditor of the Committee's expectations;
    - Recommend the appointment of the external auditor to the Board;
    - Meet with Management at least once a year in the absence of the external auditor;
    - Review the independence of the external auditor on an annual basis;
    - Review with the external auditor both the acceptability and the quality of the Company's accounting principles; and
    - Confirm with the external auditor that the external auditor is ultimately accountable to the Board of Directors and the Committee, as representatives of the shareholders.

- Financial Statement Oversight
    - Review the quarterly reports with both Management and the external auditor;
    - Discuss with the external auditor the quality and the acceptability of the generally accepted accounting principles applied by Management;
    - Review and discuss with Management the annual audited financial statements; and
    - Recommend to the Board whether the annual audited financial statements should be accepted, filed with the securities regulatory bodies and publicly disclosed.

GOLDCLIFF RESOURCE CORPORATION

FINANCIAL STATEMENTS

OCTOBER 31, 2006

DAVIDSON & COMPANY LLP Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Goldcliff Resource Corporation

We have audited the balance sheets of Goldcliff Resource Corporation as at October 31, 2006 and 2005 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Chartered Accountants

Vancouver, Canada

February 7, 2007

A Member of *SC INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

GOLDCLIFF RESOURCE CORPORATION
BALANCE SHEETS
AS AT OCTOBER 31

	2006	2005
ASSETS		
Current		
Cash	$ 1,008,653	$ 333,362
Receivables	68,410	51,135
Prepaid expenses	5,845	9,927
	1,082,908	394,424
Deposits (Note 3)	13,061	11,031
Mineral properties (Note 4)	2,619,894	1,895,566
	$ 3,715,863	$ 2,301,021
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 81,877	$ 33,671
Shareholders' equity		
Capital stock (Note 6)	6,778,171	5,302,762
Contributed surplus (Note 6)	258,330	171,444
Deficit	(3,402,515)	(3,206,856)
	3,633,986	2,267,350
	$ 3,715,863	$ 2,301,021

Nature and continuance of operations (Note 1)

On behalf of the Board:

Leonard W. Saleken Director **Edwin R. Rockel** Director

The accompanying notes are an integral part of these financial statements.

GOLDCLIFF RESOURCE CORPORATION
STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED OCTOBER 31

	2006	2005
EXPENSES		
Investor relations	$ 101,834	$ 74,243
Management fees	9,841	10,310
Office	39,688	30,164
Professional fees	69,741	51,484
Property investigation costs	2,000	-
Rent	5,855	6,076
Stock-based compensation (Note 7)	88,052	64,950
Loss before other items and income taxes	(317,011)	(237,227)
OTHER ITEMS		
Interest income	23,352	10,038
Write-off of mineral property (Note 4)	-	(19,500)
	23,352	(9,462)
Loss before income taxes	(293,659)	(246,689)
Future income tax recovery (Note 9)	98,000	210,720
Loss for the year	(195,659)	(35,969)
Deficit, beginning of year	(3,206,856)	(3,170,887)
Deficit, end of year	$ (3,402,515)	$ (3,206,856)
Basic and diluted loss per common share	$ (0.01)	$ (0.00)
Weighted average number of common shares outstanding	32,729,359	28,621,759

The accompanying notes are an integral part of these financial statements.

GOLDCLIFF RESOURCE CORPORATION
STATEMENTS OF CASH FLOWS
YEAR ENDED OCTOBER 31

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (195,659)	$ (35,969)
Items not affecting cash:		
Stock-based compensation	88,052	64,950
Future income tax recovery	(98,000)	(210,720)
Write-off of mineral property	-	19,500
Changes in non-cash working capital items:		
(Increase) decrease in receivables	(17,275)	11,273
Decrease in prepaid expenses	4,082	5,361
Increase (decrease) in accounts payable and accrued liabilities	12,597	(174,608)
Net cash used in operating activities	(206,203)	(320,213)
CASH FLOWS FROM INVESTING ACTIVITIES		
Redemption of short-term investments	-	200,000
Mineral properties	(649,719)	(507,622)
Deposits	(2,030)	-
Net cash used in investing activities	(651,749)	(307,622)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of capital stock for cash	1,677,232	633,124
Share issue costs	(143,989)	(42,298)
Net cash provided by financing activities	1,533,243	590,826
Change in cash for the year	675,291	(37,009)
Cash, beginning of year	333,362	370,371
Cash, end of year	$ 1,008,653	$ 333,362
Cash paid for:		
Interest	$ -	$ -
Income taxes	-	-

Supplemental disclosure with respect to cash flows (Note 8)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the Canada Business Corporations Act on July 21, 1986. The Company's primary business is the acquisition and exploration of mineral properties and it is considered to be in the exploration stage.

The Company has not yet determined whether its mineral properties contain economically recoverable ore reserves. The recovery of the amounts comprising mineral properties and deferred exploration costs are dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete the exploration and development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

	2006	2005
Deficit	$ (3,402,515)	$ (3,206,856)
Working capital	1,001,031	360,753

2. SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Mineral properties

All costs related to the acquisition and exploration of mineral properties are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Mineral properties (cont'd...)

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability and the related capitalized asset retirement cost.

Stock-based compensation

The Company uses the fair value based method to recognize compensation costs for direct awards of stock and for the granting of all stock options which are valued using the Black-Scholes option pricing model. The fair value of stock options is amortized over the period of vesting. Any consideration paid on the exercise of stock options is credited to capital stock.

Income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset would be recovered, it provides a valuation allowance against the excess.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the years presented, this calculation proved to be anti-dilutive.

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Flow-through shares

Canadian tax legislation permits a company to issue flow-through shares whereby the deduction for tax purposes relating to qualified resource expenditures is claimed by the investors rather than the Company. Recording these expenditures for accounting purposes gives rise to taxable temporary differences.

When flow-through expenditures are renounced, a portion of the future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, are recognized as a recovery of income taxes in the statement of operations.

3. DEPOSITS

Deposits are held by a bank as security for reclamation bonds and cannot be released to the Company without prior approval of the appropriate government agency.

4. MINERAL PROPERTIES

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and to the best of its knowledge, title to the properties are in good standing.

	2006			
	Ainsworth Property	Plug Property	Panorama Ridge Property	Total
Acquisition costs				
Balance, beginning of year	$ -	$ -	$ 27,949	$ 27,949
Additions during the year	18,715	11,163	45,167	75,045
Total acquisition costs	18,715	11,163	73,116	102,994
Deferred exploration costs				
Balance, beginning of year	-	-	1,867,617	1,867,617
Additions during the year				
Assays	-	4,160	38,020	42,180
Drilling	-	-	205,304	205,304
Field expenses	-	3,638	70,764	74,402
Geological	-	14,186	229,910	244,096
Geophysical	400	3,375	31,643	35,418
Mapping	-	1,930	17,590	19,520
Trenching	-	-	28,363	28,363
Total additions	400	27,289	621,594	649,283
Total deferred exploration costs	400	27,289	2,489,211	2,516,900
Total	$ 19,115	$ 38,452	$ 2,562,327	$ 2,619,894

4. **MINERAL PROPERTIES** (cont'd…)

	2005		
	Panorama Ridge Property	Hedley Property	Total
Acquisition costs			
Balance, beginning of year	$ 18,632	$ 19,500	$ 38,132
Additions during the year	9,317	-	9,317
Total acquisition costs	27,949	19,500	47,449
Deferred exploration costs			
Balance, beginning of year	1,351,859	-	1,351,859
Additions during the year			
Assays	49,241	-	49,241
Drilling	102,946	-	102,946
Field expenses	62,921	-	62,921
Geological	236,651	-	236,651
Geophysical	24,325	-	24,325
Mapping	21,007	-	21,007
Trenching	18,667	-	18,667
Total additions	515,758	-	515,758
Total deferred exploration costs	1,867,617	-	1,867,617
Write-off of mineral property	-	(19,500)	(19,500)
Total	$ 1,895,566	$ -	$ 1,895,566

a) **Panorama Ridge property**

The Company holds certain claims, located in the Hedley Gold Basin of the Osoyoos Mining Division in British Columbia.

During the year ended October 31, 2006, the Company acquired additional claims contiguous to the property by staking and by issuing 150,000 common shares with a value of $39,000.

4. MINERAL PROPERTIES (cont'd...)

b) Ainsworth property

During the year ended October 31, 2006, the Company staked certain claims located near Ainsworth, British Columbia.

c) Plug property

During the year ended October 31, 2006, the Company staked certain claims located near Merritt, British Columbia.

d) Hedley property

Dawson claims

The Company held an interest in surveyed crown granted claims in the Hedley Gold Basin of the Osoyoos Mining Division in British Columbia.

During the year ended October 31, 2005, the Company decided to abandon the property and wrote off all related costs to operations.

5. RELATED PARTY TRANSACTIONS

Included in accounts payable is $28,713 (2005 - $ 4,314) owing to corporations controlled by directors of the Company. Included in prepaid expenses is $4,484 (2005 - $5,475) paid to a corporation controlled by a director of the Company.

The Company entered into the following transactions with related parties:

a) Paid or accrued deferred exploration costs of $215,416 (2005 - $167,324) to corporations controlled by directors of the Company.

b) Paid or accrued professional fees of $45,174 (2004 - $19,209) to a legal firm controlled by an officer of the Company.

c) Paid or accrued management fees of $9,841 (2004 - $10,310) to a corporation controlled by a director of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

6. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	*Capital* Stock	*Contributed* Surplus
Authorized			
Unlimited common shares without par value			
Balance as at October 31, 2004	25,323,850	$ 4,655,027	$ 99,287
Issued for cash	4,262,250	897,960	-
Share issue costs	-	(51,391)	-
Exercise of options	37,500	5,636	(1,886)
Exercise of warrants	31,250	6,250	-
Stock-based compensation	-	-	64,950
Finders' fee warrants	-	-	9,093
Future income taxes on exploration expenditures renounced to shareholders (Note 9)	-	(210,720)	-
Balance as at October 31, 2005	29,654,850	5,302,762	171,444
Issued for cash	5,735,500	1,557,650	-
Share issue costs	-	(143,989)	-
Exercise of options	702,120	115,401	(20,819)
Exercise of warrants	125,000	25,000	-
Issued for property	150,000	39,000	-
Stock-based compensation	-	-	88,052
Finders' fee warrants	-	(19,653)	19,653
Future income taxes on exploration expenditures renounced to shareholders (Note 9)	-	(98,000)	-
Balance as at October 31, 2006	36,367,470	$ 6,778,171	$ 258,330

During the year ended October 31, 2006:

a) On December 31, 2005, the Company issued 1,080,000 flow-through common shares at a price of $0.25 per share for gross proceeds of $270,000 through a non-brokered private placement. The Company paid $2,000 as a finders' fee in connection with the private placement.

b) On June 28, 2006, the Company issued 2,475,500 flow-through common shares at a price of $0.30 per share for gross proceeds of $742,650 and 2,180,000 units at a price of $0.25 per unit for gross proceeds of $545,000 through a brokered private placement. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitled the holder to purchase one additional common share at an exercise price of $0.35 until June 28, 2007. The Company paid $119,892 and issued 325,885 warrants at a value of $19,653 as a finders' fee in connection with the private placement. Each finders' fee warrant entitles the holder to purchase one additional common share at an exercise price of $0.35 until June 28, 2007.

6. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd…)

During the year ended October 31, 2005:

a) On November 10, 2004, the Company issued 1,862,250 units at a price of $0.16 per unit for gross proceeds of $297,960 through a non-brokered private placement. Each unit consisted of one flow-through common share and one-half of one non-flow-through share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.20 until November 11, 2005. The Company paid $7,798 as a finders' fee in connection with the private placement. As at October 31, 2004, the Company had subscriptions received in advance of $274,836.

b) On March 22, 2005, the Company issued 2,400,000 units at a price of $0.25 per unit for gross proceeds of $600,000 through a non-brokered private placement. Each unit consisted of one flow-through common share and one-half of one non-flow-through share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.35 until March 22, 2006. The Company paid $34,500 and issued 230,000 warrants at a value of $9,093 as a finders' fee in connection with the private placement. Each finders' fee warrant entitles the holder to purchase one additional common share at an exercise price of $0.35 until March 22, 2006.

7. STOCK OPTIONS AND WARRANTS

Stock options

The Company has an incentive stock option plan (the "Plan") whereby the Company may grant stock options to eligible employees, officers, directors and consultants at an exercise price to be determined by the board of directors, provided the exercise price is not lower than the market value at time of issue. The Plan provides for the issuance of up to 18% of the Company's issued common shares as at the date of grant with each stock option having a maximum term of five years. The board of directors has the exclusive power over the granting of options. Options will vest in equal tranches over a period of not less than 18 months.

As at October 31, 2006, stock options were outstanding enabling the optionees to acquire the following number of common shares:

Number of Shares	Exercise Price	Expiry Date
75,000	$ 0.17	November 2, 2006 (subsequently expired)
50,000	0.135	May 7, 2007
185,380	0.1275	June 12, 2007
418,450	0.105	May 16, 2008
150,000	0.1087	September 3, 2008
80,000	0.1125	October 3, 2008
966,550	0.10	August 6, 2009
150,000	0.17	November 2, 2009
150,000	0.25	May 1, 2008 (subsequently cancelled)
769,620	0.23	June 11, 2011
2,995,000		

7. **STOCK OPTIONS AND WARRANTS** (cont'd…)

Stock option transactions are summarized as follows:

	Number of Shares		Weighted Average Exercise Price
Outstanding at October 31, 2004	3,096,550	$	0.12
Granted	225,000		0.17
Exercised	(37,500)		0.10
Expired	(256,550)		0.105
Outstanding at October 31, 2005	3,027,500		0.11
Granted	919,620		0.23
Exercised	(702,120)		0.13
Expired	(250,000)		0.12
Outstanding at October 31, 2006	2,995,000	$	0.15
Exercisable at October 31, 2006	2,305,285	$	0.12

Stock-based compensation

During the year ended October 31, 2006, the Company granted 919,620 (2005 – 225,000) stock options to directors and officers. These options had a fair value of $166,063 (2005 – $30,733) for a weighted average fair value of $0.18 (2005 – $0.14) per option which is being recognized over the options vesting period. Total stock-based compensation recognized during the year ended October 31, 2006 was $88,052 (2005 - $64,950).

The following assumptions were used for the Black-Scholes option pricing model valuation of stock options and warrants granted during the year:

	2006	2005
Risk-free interest rate	4.37%	3.5%
Expected life of options	1 - 5 years	2 - 5 years
Annualized volatility	97.68%	97.60%
Dividend rate	0.00%	0.00%

Warrants

As at October 31, 2006, the Company had outstanding share purchase warrants, enabling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
1,415,885	0.35	June 28, 2007

7. **STOCK OPTIONS AND WARRANTS** (cont'd...)

Warrants (cont'd...)

Warrant transactions are summarized as follows:

	Number of Warrants		Weighted Average Exercise Price
Outstanding at October 31, 2004	1,478,500		0.18
Warrants granted	2,361,125		0.29
Warrants exercised	(31,250)		0.20
Warrants cancelled/expired	(1,478,500)		0.18
Outstanding at October 31, 2005	2,329,875		0.29
Warrants granted	1,415,885		0.35
Warrants exercised	(125,000)		0.20
Warrants cancelled/expired	(2,204,875)		0.30
Outstanding at October 31, 2006	1,415,885	$	0.35
Exercisable at October 31, 2006	1,415,885	$	0.35

8. **SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS**

Significant non-cash transactions during the year ended October 31, 2006:

a) Issued 150,000 common shares valued at $39,000 as a part of a property acquisition agreement.

b) Allocated options exercised with a fair value of $20,819 from contributed surplus to capital stock.

c) Issued 325,885 finders' fee warrants at a value of $19,653 in connection with a private placement.

d) Accruing mineral property expenditure of $53,062.

Significant non-cash transactions during the year ended October 31, 2005:

a) Subscriptions received in advance of $274,836 were applied to capital stock.

b) Options with a fair value of $1,886 were exercised.

c) Issuing 230,000 finders' fee warrants at a value of $9,093 in connection with a private placement.

d) Accruing mineral property expenditure of $17,453

9. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

		2006		2005
Loss before income taxes	$	(293,659)	$	(246,689)
Expected income tax (recovery)	$	(107,048)	$	(86,637)
Items not deductible for income tax purposes		41,230		26,688
Unrecognized (recognized) benefit of non-capital losses		(32,182)		(150,771)
Total income taxes (recovery)	$	(98,000)	$	(210,720)
Represented by:				
Current income tax	$	-	$	-
Future income tax	$	(98,000)	$	(210,720)

The significant components of the Company's future income tax assets and liabilities are as follows:

		2006		2005
Future income tax assets (liabilities)				
Financing costs	$	44,000	$	12,000
Non-capital loss carryforwards		283,000		261,000
Mineral properties		(162,000)		(107,000)
		165,000		166,000
Valuation allowance		(165,000)		(166,000)
Net future income tax assets	$	-	$	-

The Company has non-capital losses of approximately $912,000 available to offset against taxable income in future years, which, if unutilized, will expire through to 2026. Subject to certain restrictions, the Company also has resource exploration expenditures of approximately $1,707,000 available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses, resource deductions and other tax assets have not been recognized in these financial statements, and have been offset by a valuation allowance.

The Company renounced certain deductions for Canadian exploration expenditures incurred on the Company's resource properties resulting in a future income tax liability and a charge against capital stock. This liability has been offset by future income tax assets resulting in a future income tax recovery of $98,000 (2005 - $210,720).

During the years ended October 31, 2006 and 2005, the Company issued flow-through shares (Note 6). The flow-through agreements require the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company's mineral properties to the flow-through participants.

10. SEGMENTED INFORMATION

The Company conducts substantially all of its operations in Canada in one business segment, being the acquisition and exploration of mineral properties.

11. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

GOLDCLIFF RESOURCE CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS

For the Year Ended October 31, 2006

GENERAL

The following discussion and analysis of the financial results, prepared as of February 19, 2007, should be read in conjunction with the audited financial statements of Goldcliff Resource Corporation (the "Company") for the year ended October 31, 2006, together with the related notes thereto. The audited financial statements are prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in Canadian dollars unless otherwise indicated.

The discussion may contain forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by the Company's management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Additional information is provided in the Company's audited financial statements for the year ended October 31, 2006 and 2005 and the Company's Information Circular. These documents are available for viewing on SEDAR at www.sedar.com.

DESCRIPTION OF BUSINESS

Goldcliff Resource Corporation is engaged in mineral property acquisition and exploration in Canada. The Company is active in the Province of British Columbia, Canada where the Company currently has two active projects.

The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol GCN. The Company's head office is in Vancouver, British Columbia. The Company's website is www.goldcliff.com and email is info@goldcliff.com.

RISK, UNCERTAINTIES AND OUTLOOK

The business of exploration and mining is risky and there is no assurance that the current exploration programs will eventually result in profitable mining operations. The Company has limited financial resources, no source of operating cash flow and no assurances that funding will be available to conduct future exploration and development.

MINERAL PROPERTIES

The Company has two active properties located in the Province of British Columbia, being the Panorama Ridge property, Hedley Gold Basin, Nickel Plate mining district, Osoyoos Mining Division and the Plug property, Kamloops Mining Division.

PANORAMA RIDGE PROPERTY

General

The property is a gold project and is located in Hedley Gold Basin, Nickel Plate mining district, Osoyoos Mining Division, British Columbia. The property is situated 320 kilometres east of Vancouver, 6 kilometres northeast of Hedley and 4 kilometres east of the past gold producing Nickel Plate-Mascot mine. The property consists of a central block of 4,125 hectares containing the gold mineralized zones and a peripheral block of 6,403 hectares. The property has a total of 10,528 hectares of staked mineral claims. The Company has 100 per cent beneficial interest in the claims.

Exploration Activities

Panorama Ridge exploration activities for the year ended October 31, 2006 consisted of geological mapping, trenching, sampling of trenches, rock sample analysis, drill-site road location and preparation, core drilling, core logging and core sampling, and core assaying.

Summary of Exploration Activities (for the year ended October 31, 2006)

Panorama Ridge - Exploration Work Summary											
Year	Logistics				Samples (#)				Geophysics (km)		Drilling
	Grid (km)	Trenching		Road (km)	Silts	Soils	Rock	Core	Magnetic	VLF/EM	Holes (#)	Metres
		#	m^3									
2000	0	0	0	0	0	0	27	0	0	0	0	0
2001	5.50	0	0	0	65	284	554	0	0	0	0	0
2002	24.40	15	515.00	0.49	14	1208	622	0	0	4.82	0	0
2003	38.10	9	308.50	2.45	0	522	239	1550	56.53	56.53	17	1920
2004	5.00	25	402.00	0	0	503	1085	2286	0	0	22	2277
2005	0	45	1316.10	1.11	0	0	1320	1166	0	0	13	1211
2006	8.46	60	1734.60	0	0	423	1331	0	0	0	25	0
Total	81.46	154	4276.20	4.05	79	2940	5178	5002	56.53	61.35	77	5408

Exploration Activity Results – Panorama Ridge

The exploration results for the 2006 exploration program on the Panorama Ridge property, Hedley Gold Basin, BC, Canada. The exploration program for 2006 consisted of 1735 metres of trenching and 2213 metres (25 holes) of core drilling. The highlights of the exploration results are reported as of January 15, 2006

YORK-VIKING ZONE

Trenching

The York-Viking zone at Panorama Ridge (the Ridge) has been expanded on surface to an area 170 metres long by 159 metres wide averaging better than 1.00 grams per tonne gold. The zone is highlighted by 57 metres grading 1.51 grams per tonne gold and 22 metres grading 2.08 grams per tonne gold.

The combination of trenching and sampling of surface outcrops has established a large surface area of gold mineralization at the York-Viking gold zone. The gold mineralized zone covers a surface area of approximately 0.72 square kilometres along the Ridge and contains gold values that range from a minimum 0.20 grams per tonne gold to a maximum of 18.00 grams per tonne gold. Approximately 25 per cent of the zone's area has an average gold grade of better than 1.00 grams per tonne gold. This is important, because threshold gold values for the Ridge – those that would justify the next level of exploration and development on the Property – are considered to be from 0.50 to 1.00 grams per tonne gold.

Within the York-Viking gold zone, there are three defined gold trends. The gold trends represent continuous gold mineralization in a particular strike direction. The three trends are the Panorama Central (northwest-southeast strike direction) across the Ridge, Panorama West (northeast-southwest strike direction) along the west side of the Ridge and Panorama East (northeast-southwest strike direction) along the east side of the Ridge.

The York-Viking surface gold values that are associated with the trends are as follows:

Panorama Central trend contains a total of 193 metres assaying 0.913 grams per tonne gold (g/t Au). Included in the overall trend is a section that assayed 1.002 g/t Au over 170 metres. Higher gold grade sections include 24 metres grading 1.220 g/t Au and 57 metres grading 1.508 g/t Au.

Panorama West trend contains a total of 283 metres assaying 0.716 grams per tonne gold (g/t Au). Included in the overall trend is a section that assayed 1.002 g/t Au over 159 metres. Higher gold grade sections include 38 metres grading 1.506 g/t Au and 22 metres grading 2.083 g/t Au.

Panorama East trend contains a total of 375 metres assaying 0.291 grams per tonne gold (g/t Au). Included in the overall trend is a section that assayed 0.504 g/t Au over 128 metres. Higher gold grade sections include 23 metres grading 0.705 g/t Au and 9 metres grading 1.018 g/t Au.

The York-Viking zone contains notable high grade gold values associated with the trends and individual trenches.

PLUG PROPERTY

In 2006, Goldcliff discovered a new copper-gold showing on the Plug Project area claims. The Logan showing was discovered along a new logging road outcrop during the 2006 exploration field program. The Logan showing discovery, resulted from follow-up prospecting of the regional stream sediment anomalies on the Neal Creek forest access road.

The Logan showing is in close proximity to Goldcliff's Plug and Meadow showings. The Logan, Plug and Meadow showings, along with the Melba epithermal gold showing, occur along the northeast-southwest structural trend (Clapperton fault system). The four showings occur over a distance of 10 kilometres along the trend.

Situated along 30 metres of road, the exposed Logan showing outcrops exhibit strong, pervasive, rusty carbonate alteration and brecciation. Outcrop mineralization consists of pyrite, chalcopyrite and malachite. Grab samples from the showing are reporting 101 to 2315 ppm copper and 10 to 70 ppb gold. Anomalous trace elements include chrome (454 ppm), mercury (11 ppm), nickel (495 ppm), lead (20ppm), antimony (20 ppm) and zinc (51 ppm).

The Plug Project area is located in the Intermontane Belt of the Canadian Cordillera that is underlain by Triassic volcanic and sedimentary rocks of the Nicola Group. The Nicola Group is a complex combination of volcanic and sedimentary rocks. A variety of igneous rocks intrude the Nicola Group complex. The district is host to the Highland Valley copper mines, in Logan Lake (Teck-Cominco), the Afton and New Afton mine, in Kamloops (Teck-Cominco and New Gold) and the historic Craigmont mine, in Merritt (Placer Development).

AINSWORTH PROPERTY

During the year ended October 31, 2006, the Company staked certain claims located near Ainsworth, British Columbia, known as the Ainsworth Property.

RESULTS OF OPERATIONS

During the year ended October 31, 2006, the Company engaged in exploration on the Panorama Ridge property for $ 621,594 including completion of 1,735 metres of trenching and 2,213 metres of core drilling. The results are highlighted under the Mineral Properties section.

During the year ended October 31, 2006, the Company engaged in exploration on the Plug property for $27,289. The results are highlighted under the Mineral Properties section.

The Company recorded a loss for the year ended October 31, 2006 of $195,659 or $ 0.01 per share compared to a loss of $ 35,969 or $ 0.00 per share for the comparative year ended October 31, 2005.

Investor relations increased by $ 27,591 to $101,834 (2005-$74,243) as the Company continued to increase investor awareness. Stock-based compensation of $88,052 (2005-$64,950) was recorded for options vesting over the year.

The Company increased acquisition costs of mineral properties by $ 75,045 to $102,994 (2005-$27,949) and relate primarily to the Panorama Ridge property.

LIQUIDITY AND CAPITAL RESOURCES

The Company's working capital position at October 31, 2006 was $1,001,031 as compared to a working capital of $360,753 at October 31, 2005, an increase of $ 640,278 resulting primarily from equity financing during the year.

ANNUAL FINANCIAL INFORMATION

Year Ended		**31-Oct *2006***	**31-Oct *2005***	**31-Oct *2004***
Financial Results				
Exploration expenditures	$	649,283	515,758	755,660
Write down of deferred exploration		Nil	(19,500)	Nil
Stock based compensation		88,052	64,950	35,788
Loss per year		(195,659)	(35,969)	(163,862)
Loss per share basic and diluted		(0.01)	(0.00)	(0.01)
Financial Position				
Working capital position (deficiency)	$	1,001,031	360,753	457,241
Mineral properties		2,619,894	1,895,566	1,389,991
Total Assets		3,715,863	2,301,021	2,049,089

Capital Stock	6,778,171	5,302,762	4,655,027
Deficit, end of year	$ (3,402,515)	(3,206,856)	(3,170,887)

GENERAL AND ADMINISTRATIVE

The higher general and administrative expenditures incurred during the year ended October 31, 2006 primarily resulted from increased head office costs as a result taking on a higher level of activity, combined with increased investor relations, professional fees and stock-based compensation.

OTHER EXPENSES AND RECOVERIES

The loss for the year ended October 31, 2006 included $ 88,052 (2005-$64,950) in stock-based compensation expense.

QUARTERLY FINANCIAL INFORMATION

Quarterly Financial Information

2006 Fiscal Quarter Ended	**31/Oct 2006**	**31/Jul 2006**	**30/Apr 2006**	**31-Jan 2006**
Exploration Expenditures	366,826	137,977	57,617	88,863
Write down of deferred exploration	nil	nil	nil	2,000
Income (Loss) for the period	(188,552)	9,557	(77,275)	60,611
Loss per share - basic and diluted	(0.01)	0.01	(0.01)	0.01

2005 Fiscal Quarter Ended	**$**	**31/Oct 2005**	**31/Jul 2005**	**30/Apr 2005**	**31-Jan 2005**
Exploration Expenditures		240,256	80,454	73,930	121,118
Write down of deferred exploration		(19,500)	nil	nil	nil
Income (Loss) for the period		91,216	(20,408)	(72,745)	(34,032)
Loss per share - basic and diluted		(0.01)	(0.01)	(0.01)	(0.01)

During the quarter ended October 31, 2006, the Company engaged in exploration on the Panorama Ridge and Plug properties for $ 366,826: Panorama Ridge $ 364,035 (2005 - $ 240,283), Plug $ 2,791 (2005 -,Nil).

During the quarter ended October 31, 2006, the Company write down of deferred exploration was $ nil compared to the prior year quarter ended October 31, 2005 of $ 19,500.

During the quarter ended October 31, 2006, the Company incurred a loss of ($188,552) compared to income of $ 91,216 in the prior year quarter ended October 31, 2005 due primarily to the reversal of an over-accrual of income tax recovery during the 2nd quarter of fiscal 2006.

RELATED PARTY TRANSACTIONS

Included in accounts payable at year-end is $ 28,713 (2005 - $ 4,314) owing to a corporation controlled by a director of the Company. Included in prepaid expenses is $ 4,484 (2005 - $ 5,475) paid to a corporations controlled by directors of the Company.

The Company entered into the following additional transactions with related parties:

a) Paid or accrued deferred exploration costs of $178,666 (2005 - $ 137,749) to a corporation controlled by a director (Leonard W. Saleken) of the Company.

b) Paid or accrued deferred exploration costs of $ $ 36,750 (2005 - $ 29,575) to a corporation controlled by a director (Edwin R. Rockel) of the Company.

c) Paid or accrued professional fees of $ 45,174 (2005 - $19,209) included in professional fees to a corporation controlled by an officer (Graham H. Scott) of the Company.

d) Paid or accrued management fees of $9,841 (2005 - $10,310) to a corporation controlled by a director (Leonard W. Saleken) of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

ADDITIONAL INFORMATION

As of October 31, 2006, the Company had 36,367,470 common shares issued and outstanding with the following outstanding options and warrants:

STOCK OPTIONS AND WARRANTS

Stock options

The Company has an incentive stock option plan (the "Plan") whereby the Company may grant stock options to eligible employees, officers, directors and consultants at an exercise price to be determined by the board of directors, provided the exercise price is not lower than the market value at time of issue. The Plan provides for the issuance of no more than 5,570,000 options as at the date of grant with each stock option having a maximum term of five years. Options will vest in equal tranches over a period of not less than 18 months.

Stock-based compensation

During the year ended October 31, 2006, the Company granted 919,620 (2005 – 225,000) stock options to directors and officers. These options have a fair value of $ 166,063 (2005 – $ 30,733) for a weighted average fair value of $0.18 (2005 - $0.14) per option which is being recognized over the options vesting period. Total stock-based compensation recognized during the year ended October 31, 2006 was $ 88,052 (2005 - $64,950).

Outstanding Options:

Number of Shares	Exercise Price	Expiry Date
75,000	0.17	November 2, 2006 (subsequently expired)
50,000	0.135	May 7, 2007
185,380	0.1275	June 12, 2007
418,450	0.105	May 16, 2008
150,000	0.10875	September 3, 2008
80,000	0.1125	October 3, 2008
966,550	0.10	August 6, 2009
150,000	0.17	November 2, 2009
150,000	0.25	May 1, 2008 (subsequently cancelled)
769,620	0.23	June 11, 2011
2,995,000		

Outstanding Warrants:

As at October 31, 2006, the Company had outstanding share purchase warrants, enabling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
1,415,885	0.35	June 28,2007

As of February 19, 2007, the Company had 36,367,470 outstanding common shares issued, 1,415,885 outstanding warrants and 2,995,000 outstanding options.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, cash held in trust, short-term investments, receivables, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

SUBSEQUENT EVENT

Subsequent to the audit report date, the Company acquired mineral property interests in the Ainsworth district by staking.

On November 29, 2006, the Company and the Upper Similkameen Indian Band ("USIB") signed a Memorandum of Understanding Agreement ("MOU"). Covering activity within the Upper Similkameen Indian Band's traditional territory ("the Territory"), the MOU is an agreement of co-operation between the Upper Similkameen Indian Band and Goldcliff Resource Corporation.

Goldcliff Resource Corporation's Panorama Ridge Gold Project, Hedley, British Columbia ("the Project") is located within the Upper Similkameen Indian Band's Territory and Goldcliff Resource Corporation recognizes the obligation to consult with the USIB on aboriginal interests in regard to the Project.

The MOU agreement provides that the Upper Similkameen Indian Band and Goldcliff Resource Corporation ("the Parties") have committed to meaningful consultation and the exchange of information in the Territory.

The Parties share a desire to develop and maintain a working relationship based on mutual respect and understanding. The Parties are committed to meaningful consultation and the exchange of information.

FINANCIAL REPORTING AND CONTROLS

This MD&A may contain management estimates of anticipated future trends, activities, or results; these are not a guarantee of future performance, since actual results may vary based on factors and variables outside of management's control. Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management is also responsible to ensure that information disclosed externally, including the financial statements and MD&A, is complete and reliable. Management has evaluated the effectiveness of the Company's disclosure controls and procedures and has concluded that they are operating effectively.

Gcn/qrt/2006audit/Oct 31, 2006MDA

END